=====================================================================




                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K
                                ANNUAL REPORT


                         Pursuant to Section 15 (d)

                   of the Securities Exchange Act of 1934

                    for the year ended December 31, 1994

                        Commission File Number 1-1225
                                               ------

               AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                          (Full title of the Plan)


                     AMERICAN HOME PRODUCTS CORPORATION
        (Name of Issuer of the securities held pursuant to the Plan)


                             Five Giralda Farms
                         Madison, New Jersey  07940
                   (Address of principal executive office)




=====================================================================

                                  SIGNATURE
                                 ----------




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AMERICAN HOME PRODUCTS CORPORATION



                                        /s/John R. Considine
                                   By: -------------------------
                                        John R. Considine
                                        Vice President - Finance


Date: June 27, 1995

                                  SIGNATURE
                                 ----------





Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN


                                   /s/Thomas M. Nee
                              By:  --------------------------
                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 27, 1995

                     AMERICAN HOME PRODUCTS CORPORATION

                                SAVINGS PLAN

                            FINANCIAL STATEMENTS

                      AS OF DECEMBER 31, 1994 AND 1993

           TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                     AMERICAN HOME PRODUCTS CORPORATION
                                SAVINGS PLAN
                         DECEMBER 31, 1994 AND 1993

                                    INDEX




                                                            PAGE
                                                            -----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                      6

     Statements of Net Assets Applicable to Participants'
      Equity as of December 31, 1994 and 1993               7 - 8

     Statement of Changes in Net Assets Applicable
      to Participants' Equity for the Year Ended
      December 31, 1994                                       9

     Notes to Financial Statements as of
      December 31,1994 and 1993                            10 - 14

SUPPLEMENTAL SCHEDULES:

I.   Item 27a - Schedule of Assets Held for
     Investment Purposes as of December 31, 1994             15

II.  Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1994                    16

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                    17

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------

To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1994 and 1993, and the changes in net assets applicable to participants' equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                              ARTHUR ANDERSEN LLP
New York, New York
June 1, 1995

                             American Home Products Corporation Savings Plan
                        Statement of Net Assets Applicable to Participants' Equity
                                         As of December 31, 1994

                                                                          Fidelity
                                             Fidelity                   International      Fidelity
                 Interest      AHPC Common   Magellan     Fidelity      Growth & Income   U.S. Equity
                 Income Fund   Stock Fund      Fund      Balanced Fund     Fund            Portfolio    Loan Fund    Total Funds
                 -----------   -----------   --------    -------------  ---------------   -----------   ---------    -----------
Plan Assets
- -----------
Cash and Cash
 Equivalents     $2,620,166    $1,726,851    $       0   $         0     $    0          $        0   $          0    $ 4,347,017

Investments at
 Market Value             0   151,709,106    12,750,577    38,962,201     4,948,595        31,367,965            0    239,738,444

Group Annuity and
 Other Investment
 Contracts, at
 Contract Value  313,173,625            0            0              0             0                 0            0    313,173,625

Receivable from
 AHPC               1,431,050   1,201,297      212,265        406,599        96,267           359,448            0      3,706,926


Loans to Plan
 Participants               0           0            0              0             0                 0    26,129,187    26,129,187
                    ---------   ---------   ----------      ---------   -----------         ---------    ----------    -----------

Net Assets
 Applicable to
 Participants'
 Equity          $317,224,841 $154,637,254 $12,962,842    $39,368,800   $5,044,862          $31,727,413   $26,129,187  $587,095,199
                 ============ ============ ===========    ===========   ===========         ===========   ===========  ============


         The accompanying notes to financial statements are an integral part of this statement.

                                                   -7-


                             American Home Products Corporation Savings Plan
                         Statement of Net Assets Applicable to Participants' Equity
                                         As of December 31, 1993
                                                                    Fidelity
                          Interest    AHPC Common    Fidelity      U.S. Equity
                         Income Fund  Stock Fund   Balanced Fund   Portfolio    Loan Fund    Total Funds
                         -----------  -----------  -------------   -----------  ---------    -----------
Plan Assets
- ------------
Cash and Cash
 Equivalent              $2,690,635   $952,113     $ 0             $ 0          $ 0          $3,642,748

Investments at
  Market Value           0            139,518,120  37,570,982      24,316,654     0         201,405,756

Group Annuity and
 Other Investment

 Contracts, at
 Contract Value         291,781,015    0             0                0           0         291,781,015

Receivable from
 AHPC                   1,875,601    1,069,963       509,336        449,660       0           3,904,560
Loans to Plan
 Participants             0            0             0                0        22,667,682    22,667,682
                        ------------ ----------   -----------    ------------  -----------  ------------
Net Assets
 Applicable to
 Participants'
 Equity                 $296,347,251  $141,540,196 $38,080,318   $24,766,314   $22,667,682  $523,401,761
                        ============  ============ ===========   ============  ===========  ============
           The accompanying notes to financial statements are an integral part of this statement.

                              American Home Products Corporation Savings Plan
                   Statement of Changes in Net Assets Applicable to Participants' Equity
                                   For the Year Ended December 31, 1994

                                                                             Fidelity
                                    AHPC       Fidelity                    International   Fidelity
                   Interest        Common      Magellan    Fidelity         Growth and     U.S. Equity   Loan
                   Income Fund      Stock        Fund      Balanced Fund   Income Fund    Portfolio      Fund     Total Funds
                   -----------    -----------  ---------   -------------   -------------  ----------   ---------  -----------
Additions:

 Participant
  Contributions    $24,883,565    $13,862,869  $1,952,396  $9,111,888      $ 865,418      $7,504,880   $0         $ 58,181,016

 Employer
  Contributions       8,180,586     7,150,029      461,477  2,517,655        228,357       2,228,727    0           20,766,831


Dividend Income on
  Investments                 0     6,652,142            0  1,274,535        152,811         932,692    0             9,012,180

 Interest on Group Annuity
  and Other Investment
  Contracts and Cash
  Equivalents        17,800,239        65,879            0          0         0               0         0            17,866,118

Net Depreciation of
  Investments                 0    (3,719,095)     (14,666) (3,673,577)     (310,362)     (611,059)     0           (8,328,759)
                     ----------    -----------     -------- ----------      ----------    ----------  --------      -----------
 Total Additions     50,864,390     24,011,824     2,399,207 9,230,501      936,224       10,055,240    0           97,497,386

Deductions:

Distributions to
  Participants      (23,217,521)   (7,457,347)    (58,410)  (2,943,762)     (1,861)     (1,772,800)  (791,797)      (36,243,498)

Transfer (to) from
  Other Funds        (5,117,094)   (2,987,611)  10,531,277  (5,032,966)    4,063,523     (1,457,129)    0            0

Loans Originated     (7,826,313)   (3,286,975)   (214,442)    (772,026)    (43,363)        (650,255)  12,793,374     0

Loan Repayments,
  Including Interest   6,174,128    2,817,167     305,210      806,735      90,339          786,043  (8,540,072)    2,439,550
                       -----------  ----------- -----------   ----------   -----------      -------- ----------   ---------

Total Deduction       (29,986,800) (10,914,766) 10,563,635   (7,942,019)   4,108,638        (3,094,141)  3,461,505 (33,803,948)

Net Additions          20,877,590   13,097,058  12,962,842    1,288,482    5,044,862         6,961,099   3,461,505  63,693,438

Net Assets Applicable
 for Participants'
Equity; Beginning of
  the year         296,347,251    141,540,196            0   38,080,318       0             24,766,314   22,667,682  523,401,761
                   ------------  -----------   -----------   -----------   ----------       ----------   ----------  -----------

 End of Year       $317,224,841   $154,637,254  $12,962,842   $39,368,800   $5,044,862      $31,727,413  $26,129,187 $587,095,199
                   ============   ============  ============  ===========   ==========      ===========  ==========  ===========


           The accompanying notes to financial statements are an integral part of this statement.


                        AMERICAN HOME PRODUCTS CORPORATION
                                   SAVINGS PLAN
                           NOTES TO FINANCIAL STATEMENTS
                         AS OF DECEMBER 31, 1994 AND 1993

NOTE 1 -     PLAN DESCRIPTION
             ----------------
The following description of the American Home Products Corporation Savings Plan (the "Plan") provides only general information. Participants of the Plan should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

A.   General
     -------
The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") on February 28, 1985 and became effective on April 1, 1985. Full or part-time (U.S. paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement are eligible to participate in the Plan after age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code")

B.   Contributions
     -------------
A participant may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of the participant's compensation, as defined in the Plan. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute in cash to each participant's account an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's compensation. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

C.   Vesting and Separation From Service
     -----------------------------------
A participant is fully vested at all times in amounts in salary deferral and after-tax accounts. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined by the Plan. If a participant has less than five years of continuous service, such participant becomes vested in their matching contributions account according to the following vesting schedule:
                                                  Vesting
                 Years of Continuous Service      Percentage
                 ----------------------------     -----------
                    1 year completed                  0%
                    2 years completed                25%
                    3 years completed                50%
                    4 years completed                75%

Regardless of the number of years of continuous service, a participant shall be fully vested and receive funds attributable to their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

In the event a participant's employment with AHPC is terminated prior to full vesting, they shall receive the vested portion. The non-vested portion of such account is forfeited and becomes available to AHPC to satisfy future Company matching contributions.

At December 31, 1994 and 1993, approximately $54,416,000 and $52,734,000, respectively, of the net assets applicable to participants' equity represents the accumulated vested benefits of participants who have withdrawn from the plan but have not yet been paid.

D.   Withdrawals
     -----------
A participant is entitled to withdraw all or any portion of their account attributable to after-tax contributions. A participant may make full or partial withdrawals of funds in any of their accounts on attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as defined in the Plan and determined by the AHPC Savings Plan Committee (the Committee), and have no other funds readily available to meet that need. Participants are limited to one hardship and one non-hardship (e.g. after age 59 1/2 or from the participant's after-tax contribution account) withdrawal each year. A participant cannot make a hardship withdrawal of the earnings on their before-tax account balances which are credited on or after January 1, 1989.

E.   Loans
     -----
An employee who has participated in the Plan for at least one year and has a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Each loan is secured by the borrower's vested interest in their account balance. A participant may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence,which must be repaid within 10 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to participants. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations or releases.

F.   Amendment to the Plan
     ---------------------
The Plan was amended during 1994, due to the sales of certain subsidiaries of the Company. Plan participants who continued employment with these companies after the closing date of each agreement became fully vested regardless of their years of continuous service.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Investment Valuation
- --------------------
AHPC's common stock is recorded at fair market value at December 31. Units of participation in the Fidelity Balanced Fund, Fidelity U.S. Equity Portfolio, Fidelity Magellan Fund and the Fidelity International

Growth and Income Fund are recorded at their published net asset value at December 31. The group annuity and other contracts comprising the Interest Income Fund are recorded at contract value <cost plus accrued interest> based upon information supplied by First Fidelity Management Trust Company (the Trustee), which approximates fair value.

Investment transactions are recorded on a trade date basis for transactions recorded by the Trustee. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net depreciation of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net depreciation of investments in the statement of changes in net assets applicable to participants' equity.

Administrative Costs
- --------------------
All costs and expenses of administering the Plan are paid by AHPC.

Receivable from American Home Products Corporation
- --------------------------------------------------
The receivable from AHPC at December 31, 1994 and 1993 represents contributions and loan repayments withheld from employees but not remitted to the Trustee until January 1995 and 1994, respectively.

NOTE 3 - INVESTMENTS
         -----------
A participant can elect to have amounts credited to their account invested in any of six investment funds. Effective June 1, 1994 elections may be made in multiples of 10% in such a way that the combination of share percentages totals 100%. Prior to June 1, 1994 elections had to be made in multiples of 25%. A participant may transfer all, or any part, of the value of their account invested in any of the investment funds to another fund in multiples of 10% or in an amount of at least $250.

The six investment options are:

A. AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

B. Interest Income Fund - consists primarily of group annuity contracts issued by major life insurance companies and other contracts which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated
     AA or higher by Moody's and Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The overall annual return in the Fund was approximately 5.6% for 1994 and 6.9% for 1993.

C. Fidelity Balanced Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the Fund's assets in fixed income senior securities.

D. Fidelity U.S. Equity Portfolio - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

E. Fidelity Magellan Fund - Consists of units invested in a mutual fund managed by Fidelity Management and Research Company that seeks long term capital appreciation by actively managing investments in the entire market.

F. Fidelity International Growth and Income Fund - consists of units invested in a mutual fund managed by Fidelity Management and Research Company that seeks long-term growth, current income and growth income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------
The Plan is administered by the Committee, which is appointed by the Board of Directors of AHPC. Effective April 1, 1992, Fidelity Management Trust Company was appointed by the Committee as Trustee and record keeper.

NOTE 5 - FEDERAL INCOME TAX STATUS
         --------------------------
The Plan obtained its latest determination letter on April 19, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, met the applicable requirements of the Code. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan continues to be qualified and the related trust was tax exempt as of December 31, 1994.

NOTE 6 - PLAN TERMINATION
     -----------------
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and are entitled to full distribution of such amounts.

NOTE 7 - INVESTMENTS
         -----------
The fair market of individual investments that represent 5% or more of the Plans total net assets as of December 31, 1994 and 1993 are as follows:

                                       1994                1993
                                       ----                ----

American Home Products Corp.      151,709,106         139,518,120
Common Stock, 2,417,675 shares

New York Life Insurance
    GAC 8.75% Due 3/15/94             -                46,486,696
    GAC 5.60% Due 7/15/97             -                27,212,677
    GAC 6.00% Due 12/29/98         31,401,469              -
    GAC 7.82% Due 6/15/99          43,418,227              -

Prudential Insurance
    GIC 5.50% Due 9/15/96             -                26,788,054


IDS Trust Company                  50,950,178              -
   Pooled separate account of
   guaranteed insurance contracts
   with interest rates ranging
   from 4.5% to 9.66% and
   maturities from 1995 to 2001.

Fidelity Balanced Fund             38,962,201          37,570,982

Fidelity U.S. Equity Portfolio     31,367,965              _

                                                                 SCHEDULE I
                   American Home Products Corporation Savings Plan
                        Item 27a - Schedule of Assets Held
                              for Investment Purposes
                              as of December 31, 1994
                    Employer Identification Number - 13-2526821
                                 Plan Number - 045

                                                  Cost/
Identity of Issuer:   Description of Investment   Contract Value  Current Value
Common Stock:
- -------------------   -------------------------   --------------  -------------

American Home Products Corp.  2,417,675 shares    $170,912,669    $151,709,106
     Common Stock

Group Annuity and Investment Contracts:
- --------------------------------------

Bankers Trust (Delaware)
               Contract 5.68% Due 9/15/95            5,218,571       5,218,571
Metropolitan Life Insurance
                 GAC 7.95% Due 7/15/95                9,996,364      9,996,364
                 GAC 7.56% Due 1/15/95                8,344,803      8,344,803
                 GAC 3.71% Due 1/15/95               23,847,729     23,847,729
                 GAC 4.36% Due 9/15/96                5,283,073      5,283,073
                                                                     ----------
                                                                    47,471,969
                                                                    ----------
New York Life Insurance
                 GAC 5.60% Due 7/15/97               28,736,588     28,736,588
                 GAC 6.00% Due 12/29/98              31,401,469     31,401,469
                 GAC 7.82% Due 6/15/99               43,418,227     43,418,227
                                                                    -----------
                                                                   103,556,284
                                                                   -----------
IDS Trust Company        1,368,000 units             50,950,178    50,950,178
  pooled separate account of
  guaranteed insurance contracts
  with interest rates ranging
  from 4.54% to 9.66% and
  maturities from 1995 to 2001.

John Hancock Mutual Life Insurance
                 GAC 6.09% Due 9/15/95              9,695,606      9,695,606
                 GAC 4.63% Due 9/15/95             13,781,864     13,781,864
                 GAC 6.94% Due 9/30/97             23,576,715     23,576,715
                 GAC 6.00% Due 6/30/97             14,564,887     14,564,887
                                                                  ----------
                                                                  61,619,072
Prudential Insurance
                 GIC 7.80% Due 3/15/00            15,308,708     15,308,708
                 GIC 5.50% Due 9/15/96            18,840,930     18,840,930
                                                                 ----------
                                                                 34,149,638
Peoples Security Life Insurance
                 GIC 7.80% Due 3/15/00            10,207,906     10,207,906
                                                                 ----------
Total Group Annuity and Other Investment Contracts              313,173,625
Mutual Funds:
- -------------
Fidelity Balanced Fund   3,170,236 units         41,575,935      38,962,201

Fidelity International
Growth and Income Fund     299,370 units          5,240,458       4,948,595

Fidelity U.S. Equity     1,854,994 units         31,106,137      31,367,965
Portfolio

Fidelity Magellan Fund     190,876 units         12,745,993      12,750,577

Loans Receivable:
- -----------------
Loans to Plan Participants
                 Rates ranging from 7.00%
                 to 10.9%.  Due through          26,129,187      26,129,187
                 2014.

The accompanying notes to financial statements are an integral part of this schedule.

                                                                      SCHEDULE II
                              American Home Products Corporation Savings Plan
                              Item 27d - Schedule of Reportable Transactions
                                Employer Identification Number - 13-2526821
                                             Plan Number - 045

                                                                                                (h) Current
                                                                    (f) Expenses                 Value of
                               (c)                                  Incurred                    Asset on
(a&b) Identity of Party and   Purchase    (d) Selling    (e)Lease   with           (g) Cost     Transaction    (i) Net Gain
        Description           Price       Price          Rentals    Transaction    of Asset     Date           or (Loss)
- ---------------------------   -------     -----------    --------   -----------    ---------    -----------    -------------
American Home Products Corp.
Common Stock
 250 Purchases                36,410,972                                            36,410,972  36,410,972
 237 Sales                                26,072,805     0          0               24,011,936  26,072,805     2,060,869

IDS Trust Company
 Pooled Fund
 12 Purchases                 54,690,000                                            54,690,000  54,690,000
 5 Sales                                   6,022,935     0          0                6,022,935  6,022,935             0

New York Life Insurance
GAC 06711-03 6.0% DUE 12/98    30,000,000                                           30,000,000  30,000,000            0
GAC 06711-04 7.84% DUE 6/15/99 42,000,000                                           42,000,000  42,000,000            0
GAC 05997 9.75% DUE 3/15/94               47,273,838       0            0           47,273,838  47,273,838            0
GAC 067129 7.75% DUE 1/15/94              13,795,736       0            0           13,795,736  13,795,736            0
GAC 06711-02 3.6% DUE 7/15/94             17,605,175       0            0           17,605,175  17,605,175            0

Fidelity US Government
 Reserve Fund
 211 Purchases                200,371,852                  0             0         200,371,852 200,371,852
 227 Sales                                 200,624,004     0             0         200,624,004 200,624,004           0


(A)  Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of the total plan assets as of the beginning of the Plan Year.

     The accompanying notes to financial statements are an integral part of this schedule.


                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                     -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements, No. 33-45324 and 33-57339 and Form S-8 Registration Statements No. 2-96127, 33-24068, 33-53733, 33-41434, 33-55449, 33-45970, 33-14458, 33-50149 and 33-55456.


                                  ARTHUR ANDERSEN LLP
New York, New York
June 27, 1995